Exhibit 99.1

June 26, 2025

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re: Integrated Media Technology Limited
Commission File Number: 001-38018

Commissioners:

We have read the statements made by Integrated Media Technology Limited under Form 6-K dated June 26, 2025, in which we were informed of "Termination of the Company's Certifying Accountant" on June 26, 2025. We agree with the statements concerning our Firm in such Form 6-K; we are not in a position to agree or disagree with other statements of Integrated Media Technology Limited contained therein.

We hereby consent to the filing of this letter as an exhibit to the foregoing report on Form 6-K.

Sincerely,

/s/ Audit Alliance LLP

Audit Alliance LLP